UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 0-29638

SPUR VENTURES INC.
(Exact name of registrant as specified in its charter)

Suite 2684, Four Bentall Centre
1055 Dunsmuir Street, Box 49298
Vancouver, BC V7X 1L3
(Address of Principal Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☒       Form-40-F: ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Quarter Ended September 30, 2004

99.2	Interim MD&A for the Quarter Ended September 30, 2004

99.3	Form 52-109FT2 – Certification of Interim Filings during Transition Period - CEO

99.4	Form 52-109FT2 – Certification of Interim Filings during Transition Period - CFO

99.5	Confirmation of Mailing for the Financial Statements and Interim MD&A for the Quarter Ended September 30, 2004

SIGNATURES

Pursuant to the requirements of he Securities Exchange Act of 1934, the registrant has duly caused this report to be signed in its behalf by the undersigned, thereunto duly authorized.

Spur Ventures Inc.
(Registrant)

Date: November 30, 2004	By	/s/ Robert G. Atkinson
Robert G. Atkinson
Director